Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s New Luxury Brand VEVA S60 Mobile Handset Targets High-End Market and Has Achieved Great Success
Beijing, China (August 11, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced that Qiao Xing Mobile’s new luxury brand VEVA S60 mobile handset (“VEVA S60”) has achieved great success since its release in May 2008. VEVA S60 targets female professionals with its unique and luxury design and features. Through cooperation with Swarovski, each VEVA S60 is decorated with 129 Swarovski crystal mosaic and 18K gold coating. As thin as 9.4 millimeters, VEVA S60 also has long standby time. Retail price stands at RMB1,980 (USD290) and nearly 100,000 units were sold in the second quarter of 2008. VEVA S60’s gross margin was 61%. CECT targets to sell 300,000 units of VEVA S60 in the third quarter of 2008. Taiwan star Miss Wu Peici was invited by CECT as the prolocutor for VEVA S60.
(Photo: http://www.newscom.com/cgi-bin/prnh/20080811/CNM011 )
Mr. Wu Zhi Yang, Chairman of the Company, commented, “Mobile handsets have evolved from a pure communications tool to a convenient and fashionable consumer product. Professionals prefer high-end and luxury mobile phones with unique and fashionable designs and features, which creates a fast growing and profitable market. The VEVA luxury brand is a great innovation by CECT. We are very pleased that CECT achieved another success with the release of VEVA S60, which will bring us sustainable competitiveness in a market segment with less domestic competition. We are very proud that CECT has differentiated itself from the domestic players who are mostly competing in low-end market. We have abundant product lines for VEVA brand mobile handset going forward. VEVA S70 will be released in September. VEVA S80 and S90 are being developed too. We expect VEVA to become one of best domestic luxury brands in the mobile handset market in China.”
About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 11, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel:     +86-10-8219-3706
Email: matao@qxmc.com